Filed by Pfizer Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-02516
Subject Company: Pharmacia Corp.

The following script and slides were used for a presentation to investors:

[INTRODUCTION BY LEN YAFFE, BANC OF AMERICA]

Thank you, Len — and good morning, everyone.

It’s good to be with you ... and to have this opportunity to discuss the many and exciting developments at Pfizer.

But ... first, I must make the usual announcement:

“All forecasts and other such forward-looking information in my presentation today are subject to various operational factors and should be evaluated together with the many uncertainties that affect our business, as outlined in our most recent Form 10-K and our periodic reports on Forms 10-Q and 8-K.”

My formal comments today will be directed toward the “newest and most exciting” development at Pfizer ... our announced acquisition of Pharmacia.

In bringing you up to speed on that initiative, I’d like to:

•	review our timetable and forecasts;

•	recap the acquisition’s significant strategic benefits; and

•	highlight some of the specific ways in which the deal will enable us to further leverage our industry-leading scale and expertise.

And then, I’ll move directly to your questions.

So — let’s begin ....

I’m pleased to report that things are proceeding well and on schedule.

Since our joint announcement on July 15th and Pfizer’s analyst meeting in New York two days thereafter — Pharmacia has completed their spin-off of Monsanto —a contractual condition of the transaction; and we filed the requisite SEC Form S-4 on August 14th.

Hank McKinnell and Fred Hassan have chaired worldwide “town meetings” for employees of both Pharmacia and Pfizer; and we have largely completed our joint road show to discuss the acquisition with both companies’ largest institutional investors.

Following the release of 3rd Quarter earnings, our priority will shift to securing the customary and necessary governmental and regulatory approvals ... and soliciting the same from our shareholders. Our target remains to close the transaction by the end of this year.

In the interim — we and Pharmacia have been actively involved in joint integration planning ....

Our integration planning is off to a quick and effective start — aided by the clarity of the opportunities at hand — plus our shared values, purpose, and experiences.

We are planning for the post-closing integration by:

•	mapping our organizations;

•	defining similarities and differences; and

•	identifying overlaps and synergies.

But, above all — together, we’re aggressively embracing change ... and reaching for the many opportunities and the enhanced flexibility it promises.

We remain confident in the financial results previously estimated for both Pfizer and the combined entity.

As reconfirmed early last week in compliance with SEC Regulation FD — Pfizer expects 2002 diluted earnings per share of $1.58 (21% growth) ... excluding the cumulative effect of a change in accounting principle, certain significant items, and merger-related costs. We also anticipate the year to be characterized by double-digit revenue growth at current exchange rates, margin improvements, and continuing investments in product support and in R&D.

And — for 2002 to 2004 on the same basis, we expect compounded Pfizer stand-alone annual revenue growth of 11%, growth in net income of 14%, and growth in diluted EPS of 16%.

For the combined entity — we continue to expect revenues to grow on a compound annual basis by 10% to nearly $58 billion in 2004.

Adjusted 2002 net income, on a pro-forma basis, should be $11.9 billion, growing on a compound annual basis by 19% in 2004 to nearly $17 billion.

Adjusted diluted earnings per share remain estimated at $1.84 for 2003 and $2.18 for 2004.

I should note that “adjusted EPS” excludes the income statement effects produced by purchase accounting ... which are discussed in detail in our S-4 and most of which do not impact cash flow.

Given this performance — we continue to expect the transaction to be nondilutive to Pfizer’s 2003 adjusted diluted earnings per share and accretive in 2004 and thereafter, excluding the effects of purchase accounting and merger-related expenses.

Reflecting that financial profile — and as most of you know —, Standard & Poor and Moody’s have confirmed our “Triple A” debt ratings, ... keeping us one of only eight industrial companies so rated.

And ... we are proceeding with our previously announced expanded and accelerated program to buy back $16 billion of our stock over 18 months.

The strategic benefits of the Pharmacia acquisition flow from two principal sources — those being, increased top and bottom line growth opportunities ... and the reduction of operational risks.

Simply stated — Pfizer and Pharmacia together can advance much further, much faster, than either of us could do on our own.

And — together, we can better manage the risks we face in what is certainly one of the world’s high-risk businesses.

Greater, faster progress ... better risk management.

That sums up this combination in one sentence.

Shown here are just a few of our potential top and bottom line growth opportunities ....

Therapeutic area by therapeutic area, region by region, and in terms of increased efficiency and effectiveness — this acquisition makes compelling strategic sense.

Let me cite a few examples —

Together, Pfizer and Pharmacia have built an impressive track record in the COX-2 area — first with Celebrex, the most successful launch ever in the pharmaceutical industry ... and followed by the strong introduction of Bextra.

However, we expect the full integration of the COX-2 products into the Pfizer portfolio to produce increased differentiation from obsolescent NSAIDs and increased growth through:

•	the full alignment of marketing strategies and programs; and

•	more focused investments in clinical development projects, including re-running a better designed GI outcomes study.

Pfizer has long wanted to help patients with cancer.

But — while we have several promising compounds in the pipeline — we don’t have products on the market or long-term relationships with the doctors who treat cancer patients.

Pharmacia brings that on Day One.

Suddenly, we move from wanting to build our oncology expertise to setting our sights on industry leadership in that therapeutic category.

Conversely — Pharmacia has a new cardiovascular drug, eplerenone — now in the late stages of development.

But — they faced the question: How to market it?

Fred Hassan and his team were planning to build a cardiovascular sales force from scratch.

Now — with Pfizer and Pharmacia together — that drug will be supported by our strength in cardiovascular medicines, and patients will benefit.

I can cite dozens of similar complementary strengths ... and resulting opportunities to shave years off our mutual plans to move toward very specific targets.

By joining together — Pfizer and Pharmacia also gain new flexibility in dealing with the operational risks inherent in our business — through:

•	reduced dependence on any single product;

•	diversification into new categories; and

•	a further reduction of patent-loss exposure.

Moreover, we continue to expect substantial synergies ... arising from increased purchasing power, the reduction of operating expenses, and the rationalization of duplicative functions and facilities.

Our target remains $1.4 billion in cumulative synergies in 2003, increasing to $2.2 billion in 2004, and $2.5 billion in 2005.

The identification of these — and additional — synergies will result in increased operating flexibility for Pfizer — by providing resources both for savings and for reinvestment in the products and pipelines of Pfizer and Pharmacia.

That increased operating flexibility is vitally important, given the dynamic nature of our environment ... in which a range of very positive demographic, medical, and technological factors are counterbalanced by:

•	the increased cost, risk and difficulty of developing medicines;

•	cost and reimbursement pressures; and

•	constraints on the distribution of medicines and information.

Completing this merger successfully will be a complex and demanding undertaking. Nonetheless, we are confident in our ability to execute this integration.

The opportunities are clear and the vision compelling.

We possess both the will and the means.

And — from the Warner-Lambert merger, we know how to proceed and have experienced teams in place.

We are equally confident in our ability to leverage the scale, leadership and expertise created by that integration.

Nine months ago — at our December 2001 analyst meeting —, we shared this slide ... summarizing Wall Street’s consensus perceptions of the strength and anticipated evolution of the major drug portfolios of companies within the industry.

At that time — following the Warner-Lambert acquisition —, the superior prospects of Pfizer ... in terms of the size and youth of our human pharmaceutical portfolio ... were clearly recognized.

And, needless to say, those prospects are improved even further by the combination with Pharmacia.

As of the second quarter of 2002 — we had opened up a sizeable sales lead of $3 billion over our closest competitor.

This acquisition will immediately more than quadruple this sales lead, thus setting a new standard for the industry.

Today, eight of the 30 top-selling global pharmaceutical products are Pfizer’s....

... and we have eight products that are #1 in their therapeutic categories ... a number that will increase to 14 with the addition of Pharmacia’s portfolio — including products such as Xalatan, Camptosar, and Detrol ... among others.

This expanded portfolio should help sustain strong future revenue growth ... especially when coupled with Pfizer’s field sales organization — which has been recognized for the past seven years for its industry-leading quality and productivity.

Moreover, the enhanced scale, leadership and expertise —resulting from the acquisition — should be very useful in maximizing the impact and promise of recently launched Company programs ... such as the already highly successful Pfizer for Living Share Card, which:

•	offers to low-income uninsured American seniors prescriptions for any Pfizer product for a flat $15 fee per month;

... and our Medicaid initiative with the State of Florida — an innovative public-private collaboration targeting 50,000 patients suffering from chronic diseases.

There is a similar potential for leveraging scale and expertise in the area of research and development ....

Our current stand-alone pipeline of over 90 new molecular entities and over 160 ongoing programs gives Pfizer the unprecedented prospect of targeting 15 new product filings during the next five years.

And — with the acquisition of Pharmacia, that filing target will increase to 20 products during the next five years!

Pharmacia has numerous late-stage candidates waiting in the wings, spanning a diverse range of therapeutic categories.

Moreover, their pipeline complements ours in many important areas.

And — their expertise will help guide and build our research activity in areas like oncology, ophthalmology and endocrine disorders ... .

... while facilitating existing joint research efforts ... such as the expansion of the COX-2 platform into therapeutic categories beyond inflammation and pain.

Given the concerns that some investors have voiced about the value of scale in R&D, let me reassure you about both our sensitivity to that issue ... and our subsequent approach to integrating Pharmacia’s research programs.

Following the Warner-Lambert acquisition, we made sure our expanded R&D organization reflected the functional differences between discovery and development, summarized on this slide.

We see discovery as entrepreneurial innovation — for which increased scale can pose problems, if not properly handled. As such, Pfizer has shaped its discovery operations — though large in size — to be site-centered, collegial, interactive, and opportunistic.

On the other hand, we see development as a global industrial activity — for which increased scale has clear advantages. As such, our development operations are centrally directed, process-oriented, and emphasize the disciplined, coordinated management of our portfolio of emerging product candidates.

Pharmacia’s R&D will be folded in consistent with these perceptions ... so that we maximize the benefits of increased scale while avoiding potential negatives.

With that — I’ve completed my promised status report ... with emphasis on the three dimensions noted as I began.

And now — I’d be happy to respond to your questions ....

Agenda Timetable/Forecasts Strategic Benefits Leveraging Scale/Expertise Status: Pharmacia Acquisition Questions

Q3 Earnings Release Shareholder Approval Acquisition Timetable Aug Sep Oct Nov Dec PFE/PHA Road Show July 15 Joint Integration Planning Joint Deal Announcement Pfizer Analyst Meeting Monsanto Spinoff Target: Close by YE2002 Governmental/ Regulatory Approvals Pfizer Town Meeting Pharmacia Town Meeting S-4 Filed

2 3 4 EPS 1.58 1.84 2.12 NI 11.9 14.4 16.7 REV 36 38.4 41.1 2004 2003 $47.9 $52.8 $57.8 2002 *** CAGR Total Revenues* Adjusted Net Income** Adjusted Diluted EPS** - $1.84 $2.18 $11.9* $14.4 $16.7 10% 19% * Adjusted to Reflect the Elimination of COX-2 Co-Promotion Agreement ** Adjusted to Exclude Discontinued Operations, Extraordinary Items, the Cumulative Effect of a Change in Accounting Principle, Certain Significant Items, and Charges Related to the Impact of Purchase Accounting and Merger-Related Expenses. 2003 and 2004 Reflect the Impact of Estimated Cost Savings Less Incremental Interest on Additional Borrowings for Share Buy-Back and Restructuring Costs. *** Assumes Merger Had Occurred on January 1, 2002. Shown for Comparison Purposes Only; Closing Anticipated by Year-End 2002 ($ Billions) Combined Entity Estimated Financial Results

Most Potent Inhibitor of COX-2 Complementary Positioning With Celebrex Positive Performance and Patient Experience Strong Physician Receptivity Expanded Window of Opportunity With Arcoxia Delay US COX-2 Monthly New Prescription Market Share Celebrex Vioxx end january 18.7 18.6 16.8 end may 24.3 14.9 January 2002 August 2002 +30% -20% Celebrex Bextra Vioxx 18.7% 18.6% 24.3% 14.9% Source: IMS Expanding the COX-2 Franchise Bextra

30 10 0 20 30 15 10 0 20 5 25 Pfizer Note: "Major Rx Drugs": Global Current or Forecasted Sales > $500 Million Sales ($ Billions) Weighted Age (Years) High Performance Average Performance Low Performance Source: Analyst Reports, 2001- Post Warner-Lambert Acquisition Industry Major Rx Drug Portfolios (2000-2004E)

1995 121 -6.3 1996 117 -5.9 1997 106 -4.3 1998 106 -0.6 1999 106 1.3 1H2000 1.9 ($6.3) 1995 1996 1997 1998 ($5.9) ($4.3) ($0.6) $1.3 Incremental Sales Gap, $ Billions #1 vs. Pfizer Pfizer vs. #2 1999 2001 $1.9 $2.5 2000 $3.0 MAT 2Q 2002 Source: IMS International, Pro Forma Includes Alliance Sales Proportionate to Promotional Effort Excludes OTCs (When Possible) and Nutritionals Rx-Only Sales Plus Co-Promote Share Worldwide Sales Lead MAT 2Q 2002 $12.6

YTD July 2002 Source: Scott-Levin Includes Alliance Sales Proportional to Promotional Effort Top Ten U.S. Pharmaceutical Companies Ranked by U.S. Sales Calls per Rep Pfizer 420 GSK 303 Merck 301 J&J 289 Lilly 287 AHP 275 AstraZeneca 267 Novartis 249 BMS 235 Abbott 218 420 303 301 289 287 275 267 249 235 218 Details per Rep Pfizer 638 GSK 423 Merck 402 J&J 400 Lilly 394 AHP 384 Novartis 363 Astra 338 BMS 310 Abbott 282 638 423 402 400 394 384 363 338 310 282 Detailing Minutes per Rep Pfizer 4103 Merck 2985 J&J 2616 Lilly 2576 GSK 2462 AHP 2430 Astra 2415 Novartis 2237 Abbott 2218 BMS 2108 4,103 2,985 2,616 2,576 2,462 2,430 2,415 2,237 2,218 2,108 #1 in Productivity U.S. Sales Organization Pfizer GSK Novartis Merck J&J AstraZeneca Pharmacia Abbott Lilly Wyeth BMS Pfizer GSK J&J AstraZeneca Merck Novartis Pharmacia Abbott Lilly Wyeth BMS Pfizer J&J GSK Merck AstraZeneca Pharmacia Lilly Novartis Abbott Wyeth BMS 165 228 1,329

Pfizer for Living Share Card $15 Flat Fee for a 30-Day Prescription for Any Pfizer Product Healthcare Information and Assistance Status: >1,100,000 Calls Received From Potential Applicants >215,000 Participants Enrolled >560,000 Prescriptions Filled >50,000 Pharmacies Participating (96% of Total) >620,000 Health Literature Pieces Requested

Unique Public-Private Collaboration 30% of Florida Medicaid Patients Account for 90% of Expenditures Care Managers Help Improve Health of 50,000 Patients Suffering From Asthma, Diabetes, Hypertension, and Congestive Heart Failure Initiative Includes Health Literacy and Expanded Product Donation Programs Florida Medicaid Initiative

Managing Scale in R&D Entrepreneurial Innovation Discovery Global Industrial Activity Development Site-Centered Collegial Interaction/ Creativity Opportunistic Centrally Directed Disciplined Portfolio Management Process-Oriented Scale Disadvantages Advantages

Safe Harbor Statement

This release contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between Pfizer Inc. and Pharmacia Corp. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Pfizer Inc. and Pharmacia Corp.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither Pfizer Inc. nor Pharmacia Corp. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that Pfizer Inc. and Pharmacia Corp. have filed and will file with the Securities and Exchange Commission because they contain important information.

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer’s 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.